SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. 4)*

                                  QUIPP, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    748802105
                                 --------------
                                 (CUSIP Number)

                                JDL Capital, LLC
                          106 Seventh Street, Suite 202
                          Garden City, New York 11530
                            Attention: John D. Lori
                            Telephone: (516) 873-6973

                                With a copy to:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                               New York, NY 10010
                            Telephone: (212) 673-0484

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2005
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 39 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 2 of 39 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       JDL  Capital,  LLC

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       AF

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 3 of 39 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       JDL  Partners, LP

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       WC

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 4 of 39 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       John D. Lori

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       AF

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United States

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      142,000
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               142,000
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        142,000
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        9.97%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 5 of 39 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       David S. Dillmeier

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       OO

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United States
--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      0
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        0
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        0%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 6 of 39 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       Mark A. Goodman

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       OO

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United States

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      0
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        0
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        0%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 7 of 39 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       Sean McCarthy

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       OO

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United States

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      0
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        0
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        0%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 8 of 39 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       Edward McCoyd

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       OO

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United States

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      0
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        0
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        0%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                   Page 9 of 39 Pages
----------------------------                              ----------------------


--------------------------------------------------------------------------------
1.     NAME  OF  REPORTING  PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
       Michael McGee

--------------------------------------------------------------------------------
2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*      (a)   [_]
                                                                       (b)   [_]

--------------------------------------------------------------------------------
3.     SEC  USE  ONLY

--------------------------------------------------------------------------------
4.     SOURCE  OF  FUNDS
       OO

--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM  2(d)  or  2(e)
       [_]

--------------------------------------------------------------------------------
6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United States

--------------------------------------------------------------------------------
                        7.     SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            8.     SHARED  VOTING  POWER
OWNED  BY                      0
EACH                    --------------------------------------------------------
REPORTING               9.     SOLE  DISPOSITIVE  POWER
PERSON                         0
WITH                    --------------------------------------------------------
                        10.    SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        0
--------------------------------------------------------------------------------
12.     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES    [_]
        CERTAIN  SHARES*
--------------------------------------------------------------------------------
13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        0%
--------------------------------------------------------------------------------
14.     TYPE  OF  REPORTING  PERSON  *
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 10 of 39 Pages
----------------------------                              ----------------------


                           STATEMENT ON SCHEDULE 13D/A
                           ---------------------------
                                 AMENDMENT NO. 4
                                 ---------------

     This Amendment No. 4 to the Statement on Schedule 13D is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the
"Commission"). This Amendment No. 4 amends the Statement on Schedule 13D relating to shares of the Issuer, as previously amended (the "Statement"), filed with the Commission on behalf of the Filing Parties as set forth herein. Terms not defined herein shall have the definitions ascribed to them in the Statement unless the context otherwise requires.

Item  2  is  hereby  amended  and  restated  to  read  as  follows:

ITEM  2.  IDENTITY  AND  BACKGROUND.

     The names of the persons filing this Statement are JDL Partners, LP ("JDL Partners"), JDL Capital, LLC ("JDL Capital"), John D. Lori, David S. Dillmeier, Mark A. Goodman, Sean McCarthy, Edward McCoyd and Michael McGee (collectively, the "Filing Parties"). JDL Partners is a Delaware private investment partnership whose general partner is JDL Capital. JDL Capital is a Delaware investment management firm which serves as the general partner of JDL Partners. John D. Lori is the managing member of JDL Capital. The principal business address and principal office address of JDL Partners and JDL Capital, and Mr. Lori's business address, is 106 Seventh Street, Suite 202, Garden City, New York 11530. Due to its position as general partner of JDL Partners, JDL Capital has the power to vote and dispose of the Issuer's shares of Common Stock owned by JDL Partners. Due to Mr. Lori's position as managing member of JDL Capital, Mr. Lori has the power to vote and dispose of the Issuer's shares of Common Stock owned, or that may be deemed owned, by JDL Capital.

     Each of Messrs. Lori, Dillmeier, Goodman, McCarthy, McCoyd and McGee is a citizen of the United States. Mr. Dillmeier's present principal occupation is serving as a principal of Dillmeier Glass Company, Inc., a glass fabricator. Mr. Dillmeier's and Dillmeier Glass Company, Inc.'s principal business address is 2617 Midland Boulevard, Fort Smith, Arkansas 72904. Dr. Goodman's present principal occupation is as a Cardiologist-Physician and serving as President of Cardiovascular Medical Associates, P.C., a medical practice. Dr. Goodman's and
Cardiovascular Medical Associates, P.C.'s principal business address is 975 Stewart Avenue, Garden City, New York 11530. Mr. McCarthy's present principal occupation is as an insurance agent with State Farm Insurance, an insurance company. Mr. McCarthy's principal business address is 1100 Stewart Avenue, Garden City, New York 11530. State Farm Insurance's principal business address is One State Farm Plaza, Bloomington, Illinois 61710. Mr. McCoyd's present principal occupation is serving as a partner of McCoyd, Parkas & Ronan LLP, a law firm. Mr. McCoyd's and McCoyd, Parkas & Ronan LLP's principal business address is 1100 Franklin Avenue, Garden City, New York 11530. Mr. McGee's present principal occupation is as a member of Litchfield Investment Company L.L.C., an owner of nursing homes. Mr. McGee's and Litchfield Investment Company L.L.C.'s principal business address is 24 Bank Street, New Milford, Connecticut 06776.

     During the last five years, none of the Filing Parties has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  4  is  hereby  amended  to  add  the  following:

ITEM  4.  PURPOSE  OF  TRANSACTION.

     On December 13, 2005, JDL Partners sent by fax and overnight delivery service the following two letters to the Issuer:

     1.   A  letter  to  the  Issuer  (the  "Letter to the Issuer") in which JDL
          Partners:
          a. urged the Board to retain an investment banker and sell the Issuer.
          b.   withdrew  its  prior  bid  proposals  for  the  Issuer.
          c. renewed its call to put a representative of JDL Partners and a representative of another acceptable large shareholder on the Board of Directors.
          d. urged that the Issuer allow existing shareholders to expand their ownership positions by lifting the threshold on the poison pill.
          e. urged that a Dutch tender or special dividend, benefiting all shareholders, would be a far superior use of the Issuer's cash than the Board's acquisition strategy.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 11 of 39 Pages
----------------------------                              ----------------------


          f. stated that, as a precaution, due to the Board of Director's imposition of a notification deadline on nominating candidates for the Board of Directors, it was concurrently filing a formal notice nominating its slate of directors for the 2006 Annual Meeting of Shareholders.
          g. stated that if JDL Partners is forced, by the intransigence of the Issuer's Board of Directors, on the issues JDL Partners has outlined in the letter to the Issuer, to run a slate for nomination as Directors, JDL Partners will commit itself to: (1) putting the Issuer up for sale in a manner that maximizes value for all shareholders, and (2) working to retain management and employees as part of any sale, as JDL Partners believes they are a key asset of the Issuer. In addition, in the event of such a sale, JDL Partners stated it will not be a bidder for, and will not be purchaser of, the Issuer.

     A copy of this letter is attached hereto as Exhibit (e) and is incorporated herein by reference.

     2. A letter to the corporate secretary of the Issuer ("Nomination Letter") nominating John D. Lori, David S. Dillmeier, Mark A. Goodman, Sean McCarthy, Edward McCoyd and Michael McGee (collectively, the "Nominees"), as set forth therein, for election to the Issuer's Board of Directors at the Issuer's 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). A copy of this letter is attached hereto as Exhibit (f) and is incorporated herein by reference.

     No Filing Party has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item  5  is  hereby  amended  and  restated  to  read  as  follows:

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:


                     Aggregate Number  Number of Shares:   Number of Shares:  Approximate
                        of Shares      Sole Power to Vote   Shared Power to   Percentage*
Filing Party                               or Dispose       Vote or Dispose
------------------------------------------------------------------------------------------
JDL Partners              142,000               0               142,000       9.97%

JDL Capital (1)           142,000               0               142,000       9.97%

John D. Lori(1)           142,000               0               142,000       9.97%

David S. Dillmeier           0                  0                  0          0%

Mark A. Goodman              0                  0                  0          0%

Sean McCarthy                0                  0                  0          0%

Edward McCoyd                0                  0                  0          0%

Michael McGee                0                  0                  0          0%
------------------------------------------------------------------------------------------

*  Based  on  1,423,775  shares  of  Common  Stock  outstanding as of November 8, 2005, as disclosed  in  the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September
30,  2005.

(1)  JDL Capital and Mr. Lori disclaim beneficial ownership of the securities held by JDL
Partners,  except  to  the  extent  of  any  pecuniary  interest  therein.


(c) Since the most recent filing on Schedule 13D on September 9, 2005, the Filing Parties effected no transactions in shares of Common Stock.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 12 of 39 Pages
----------------------------                              ----------------------


(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item  6  is  hereby  amended  to  add  the  following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 13, 2005, JDL Partners entered into an Indemnity Agreement (the "Indemnity Agreement") with each of the Nominees. A copy of the form of Indemnity Agreement is attached hereto as Exhibit B to the Nomination Letter and is incorporated by reference herein. Pursuant to the Indemnity Agreements, JDL Partners has agreed, subject to certain exceptions, to pay all costs of a proxy solicitation by JDL Partners, and to indemnify and hold each Nominee harmless from and against any and all claims of any nature arising from the proxy solicitation by JDL Partners and any related transactions. The Nominees will not receive any compensation from JDL Partners, JDL Capital or John D. Lori for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is provided to other non-employee directors.

     On December 13, 2005, each of the Nominees, JDL Capital and JDL Partners entered into an Amended and Restated Joint Filing Agreement (the "Filing Agreement"). The Filing Agreement provides for the joint filing by each of such persons of statements on Schedule 13D, restricts the ability of the Nominees to acquire additional shares of the Company, and provides that JDL Partners will bear the expenses of the proxy solicitation. A copy of the Filing Agreement is attached hereto as Exhibit C to the Nomination Letter and is incorporated by reference herein.

     On December 13, 2005, each of the other Nominees entered into a Power of Attorney authorizing John D. Lori to file statements on Schedule 13D on their behalf. A copy of each Power of Attorney is attached hereto as Exhibit (g) and is incorporated by reference herein.

     On December 13, 2005, each of the Nominees executed a consent to being nominated for election as a director of the Company and to serve as a director of the Company if elected at the Annual Meeting. A copy of the Consent of each Nominee is attached hereto as Exhibit E to the Nomination Letter and is incorporated by reference herein.

     On  December 13, 2005, JDL Partners sent the Nomination Letter described in
Item  4  above  to  the  Issuer.

Item  7  is  hereby  amended  to  add  the  following:

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  document(s)  is  (are)  filed  herewith:

     (e) Letter dated December 13, 2005 from JDL Partners, LP to Ms. Cristina H. Kepner, Chairman of the Board of Directors of Quipp, Inc.

     (f) Nomination Letter dated December 13, 2005 from JDL Partners, LP to the Corporate Secretary of Quipp, Inc., including the forms of Indemnity Agreement and Power of Attorney of each Nominee, the Consent to serve as a Director of the Issuer of each Nominee and the Filing Agreement.

     (g)  Power  of  Attorney  of  each  of  Messrs. David S. Dillmeier, Mark A.
Goodman,  Sean  McCarthy,  Edward  McCoyd  and  Michael  McGee.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 13 of 39 Pages
----------------------------                              ----------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2005



          JDL PARTNERS, LP

          By: JDL Capital, LLC,
              General Partner


          By:  /s/ John D. Lori
               ----------------------------------------
               John D. Lori, Managing Member


          JDL CAPITAL, LLC


          By:  /s/ John D. Lori
               ----------------------------------------
               John D. Lori, Managing Member


               /s/ John D. Lori
               ----------------------------------------
               John D. Lori


               /s/ John D. Lori
               ----------------------------------------
               John D. Lori
               as  Attorney  in  Fact  for  each  of
               David  S.  Dillmeier,  Mark  A.  Goodman,
               Sean  McCarthy,  Edward  McCoyd  and
               Michael  McGee

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 14 of 39 Pages
----------------------------                              ----------------------


                                  EXHIBIT INDEX

     The following exhibits have been previously filed or are filed herewith:

                        Exhibit                                       Page

     (a)  Joint  Filing  Agreement dated as of June 27,         Previously filed
2005  by  and  among JDL Partners, LP, JDL Capital, LLC
and  John  D.  Lori.

     (b)  Letter dated June 27, 2005 from JDL Partners,         Previously filed
LP  to  Quipp,  Inc.

     (c)  Letter dated July 25, 2005 from JDL Partners,         Previously filed
LP  to Ms. Cristina H. Kepner, Chairman of the Board of
Directors  of  Quipp,  Inc.

     (d)  Letter  dated  September  8,  2005  from  JDL         Previously filed
Partners, LP to Ms. Cristina H. Kepner, Chairman of the
Board  of  Directors  of  Quipp,  Inc.

     (e)  Letter  dated  December  13,  2005  from  JDL                15
Partners, LP to Ms. Cristina H. Kepner, Chairman of the
Board  of  Directors  of  Quipp,  Inc.

     (f) Nomination Letter dated December 13, 2005 from                17
JDL  Partners,  LP to the Corporate Secretary of Quipp,
Inc.,  including  the  forms of Indemnity Agreement and
Power of Attorney of each Nominee, the Consent to serve
as  a  Director  of  the Issuer of each Nominee and the
Filing  Agreement.

     (g)  Power of Attorney of each of Messrs. David S.                35
Dillmeier,  Mark  A.  Goodman,  Sean  McCarthy,  Edward
McCoyd  and  Michael  McGee

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 15 of 39 Pages
----------------------------                              ----------------------


                                  Exhibit (e)
                                  -----------

                                JDL Partners, LP

                                        December 13, 2005


Ms. Cristina H. Kepner
Chairman of the Board
Quipp, Inc.
4800 N.W. 157th Street
Miami, FL 33014

Dear Cristina:

     JDL Partners, LP ("JDL Partners") is responding to Michael Kady's letter of November 8, 2005. As you know, JDL Partners is the owner of 142,000 shares of common stock of Quipp, Inc. ("Quipp" or the "Company"), representing approximately 9.97% of the total number of shares outstanding, making it the second largest shareholder of the Company.

     We were disappointed with Michael Kady's response to our letter dated September 8, 2005, both in substance and in tone. Frankly, we were surprised that this letter was signed by Mr. Kady -- whom we know from personal meetings and telephone calls -- as he has been nothing short of a gentleman in our prior conversations. The letter was accusatorial and failed to discuss the serious issues we believe that the Company needs to address:

     1. How will Quipp fund its acquisition strategy? As reported in its latest 10-Q for the quarter ended September 30, 2005, cash and cash equivalents are down to approximately $5 million. Further, the stock is so undervalued that the Company is unable to do accretive acquisitions using its shares as currency. Incidentally, we believe that the market's verdict is in on Quipp's strategy of spending shareholders' money on acquisitions, such as the $4.0 million ($2.81 per share) spent on the acquisition of Newstec, Inc. On August 11, 2004, the day the acquisition of Newstec was announced, Quipp's stock closed at $13.30.
On December 9, 2005, Quipp's stock closed at $10.40. (During this period the stock market, as measured by the Russell 2000, was up 4.0%.) Clearly, the loss of $2.90 per share (over $4 million), or 22%, in market capitalization on a Company with a current market value of $15 million is not an endorsement by the market. We can only imagine how thrilled shareholders are that the Board rejected JDL Partners' $14 per share cash proposal to pursue an "acquisition strategy."

     2. Why doesn't the Board of Directors own more stock in the Company? If the Board is so enamored with the Company's acquisition strategy, why haven't its members spent their own money to buy shares? More importantly, why aren't large shareholders represented on the Board of Directors? Compensation of directors may be modest, as you state, but we believe that directors who had a real stake in the Company's financial returns would be more motivated to manage the Company to maximize shareholder value. The fact that the Board has failed to address the Company's

              106 SEVENTH STREET, SUITE 202, GARDEN CITY, NY 11530
            (516) 873-6973  FAX (516) 873-6975 JOHN@JDLPARTNERSLP.COM

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 16 of 39 Pages
----------------------------                              ----------------------


persistently low profit margins, dismal return on capital, and undervalued stock price is of great concern to those of us with a meaningful economic interest in the Company.

     3. Since management and the Board of Directors have no interest in buying Quipp's stock -- Mr. Kady admitted as much in his letter stating that "the share ownership position of directors and management that you now criticize was not materially different [in 2000] than it is today" -- why not permit shareholders like JDL Partners purchase additional shares?

     We believe that the answer to our first question is that Quipp will be unable to fund the acquisitions necessary to give it a more complete product line and compete effectively against the major companies in the industry -- Goss International and Graphic Management Associates. This is why we have urged the Board to retain an investment banker and sell the Company. Quipp's strong market position in stackers makes it an attractive acquisition candidate for a larger company in the newspaper equipment industry. Lest you believe that JDL Partners continues to attempt to buy the Company, we hereby withdraw our prior bid proposals.

     As for the second issue, we don't know why someone would want to be a director of a Company where he or she was modestly compensated and had no real stake in its financial performance. But we believe we know the type of effort such a person might give to his or her Board duties -- modest. We urge that the Board be reconstituted to include large shareholders -- those who own the Company and have a real stake in its performance. We renew our call to put a representative of JDL Partners and a representative of another acceptable large shareholder on the Board of Directors.

     We also don't know why the members of the Board of Directors haven't had any interest in buying shares. When it comes to the wisdom of the Board's acquisition strategy, it appears that individual Board members have voted with their wallets. In any event, we urge that you allow existing shareholders to expand their positions by lifting the threshold on the poison pill. In addition, we continue to believe that a Dutch tender or special dividend, benefiting all shareholders, would be a far superior use of the Company's cash than the Board's acquisition strategy.

     Unfortunately, we believe that the Board of Directors -- or whoever is speaking for the Board of Directors -- is intent on ignoring the wishes of the Company's shareholders. We challenge the Board to put the question of whether the Company should be sold to a referendum of shareholders and to bind themselves to following through if the proposal is approved.

     Although we are firm believers in constructive dialogue between owners and the Board of Directors, we are deeply concerned at the possibility that this Board will simply ignore its shareholders. Accordingly, as a precaution, due to the Board's imposition of a notification deadline on nominating candidates for the Board of Directors, we are today filing a formal notice nominating our slate of directors for the 2006 Annual Meeting of Shareholders. If we are forced, by the Board's intransigence on the issues we have outlined, to run the slate, JDL Partners will commit itself to: (1) putting the Company up for sale in a manner that maximizes value for all shareholders, and (2) working to retain management and employees as part of any sale, as we believe they are a key asset of the Company. In addition, in the event of such a sale, JDL Partners will not be a bidder for, and will not be purchaser of, the Company.

     Cristina, it is now in your hands. We eagerly look forward to action not words from you with respect to the issues we have outlined.

                              Sincerely,

                              JDL PARTNERS, LP

                              By: JDL Capital, LLC,
                              General Partner


                              By: /s/ John D. Lori
                              ----------------------------------------
                              John D. Lori, Managing Member

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 17 of 39 Pages
----------------------------                              ----------------------


                                  Exhibit (f)
                                  -----------

                                JDL Partners, LP

                                        December 13, 2005


Corporate Secretary
Quipp, Inc.
4800 N.W. 157th Street
Miami, FL 33014

Dear Sir:

     Pursuant to Section 2.14 of the Amended Bylaws (the "Bylaws") of Quipp, Inc. (the "Company"), JDL Partners, LP ("JDL Partners") hereby gives notice of its intention to nominate six individuals for election to the Board of Directors of the Company (the "Board") at the 2006 Annual Meeting of Shareholders, including any adjournments or postponements, reschedulings or continuations thereof (the "Annual Meeting"). The exhibits to this notice are a part hereof and are hereby incorporated herein by reference.

     JDL Partners, an investment limited partnership, is the record and beneficial owner of 100 shares of common stock, $0.01 par value per share ("Common Stock"), of the Company and a beneficial owner of an additional 141,900 shares of Common Stock. JDL Partners intends to continue to hold these shares through the date of the Annual Meeting. JDL Capital, LLC ("JDL Capital") is a Delaware investment management firm which serves as the general partner of JDL Partners. John D. Lori is the managing member of JDL Capital. JDL Capital and Mr. Lori (together, the "Related Parties") may be deemed to be the beneficial owners of the 142,000 shares of the Company, or 9.97% of the total number of shares outstanding, beneficially owned by JDL Partners. The business address of each of JDL Partners, JDL Capital and Mr. Lori is 106 Seventh Street, Suite 202, Garden City, New York 11530. The residence address of each of JDL Partners and JDL Capital is 106 Seventh Street, Suite 202, Garden City, New York 11530 and the residence of Mr. Lori is 32 Whitehall Boulevard, Garden City, NY 11530. JDL Partners shares with the Related Parties voting and investment power with respect to the 142,000 shares of Common Stock beneficially owned by JDL Partners. None of the shares beneficially owned by JDL Partners, or deemed owned by the Related Parties, are shares with respect to which any such party has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     According to Section 2.14 of the Bylaws, notice of the nomination of directors for election to the Board must be delivered to the Secretary of the Company at the principal executive offices of the Company no earlier than November 26, 2005 nor later than December 26, 2005 (not later than the close of business on the 120th calendar day nor earlier than the close of business on the 150th calendar day before the date the corporation's proxy statement released to shareholders in connection with the prior year's meeting which was on April 25,
2005). JDL Partners' notice is being delivered within the constraints of such deadlines. JDL Partners does not acknowledge the validity of the procedures set forth in Section 2.14 of the Bylaws and the execution and delivery of this

              106 SEVENTH STREET, SUITE 202, GARDEN CITY, NY 11530
            (516) 873-6973  FAX (516) 873-6975 JOHN@JDLPARTNERSLP.COM

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 18 of 39 Pages
----------------------------                              ----------------------


notice by JDL Partners shall not be deemed to constitute a waiver of JDL Partners' right to contest the validity of such procedures.

     JDL Partners, as the record owner and beneficial owner of shares of Common Stock, hereby represents that it is a holder of record of voting stock of the Company and it intends to appear in person by a representative or by proxy at the Annual Meeting to nominate John D. Lori, David Dillmeier, Dr. Mark Goodman, Sean McCarthy, Edward McCoyd and Michael McGee (the "Nominees") for election as directors. Certain additional information regarding the Nominees is set forth in Exhibit A. Each of the Nominees is part of a group with JDL Partners and the Related Parties with respect to the securities beneficially owned by JDL Partners. Except as otherwise set forth herein, none of the Nominees, any Related Party or JDL Partners owns any securities of the Company beneficially or of record.

     JDL Partners has entered into an Indemnity Agreement (the "Indemnity Agreement") with each of the Nominees. A copy of the form of Indemnity Agreement is attached hereto as Exhibit B. Pursuant to the Indemnity Agreements, JDL Partners has agreed, subject to certain exceptions, to pay all costs of a proxy solicitation by JDL Partners, and to indemnify and hold each Nominee harmless from and against any and all claims of any nature arising from the proxy solicitation by JDL Partners and any related transactions. The Nominees will not receive any compensation from JDL Partners, JDL Capital or John D. Lori for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is provided to other non-employee directors, which compensation will be described in the Company's proxy statement furnished to shareholders in connection with the Annual Meeting.

     Each of the Nominees, the Related Parties and JDL Partners has entered into an Amended and Restated Joint Filing Agreement (the "Filing Agreement"). The Filing Agreement provides for the joint filing by each of such persons of statements on Schedule 13D, restricts the ability of the Nominees to acquire additional shares of the Company, and provides that JDL Partners will bear the expenses of the proxy solicitation. A copy of the form of Filing Agreement is attached hereto as Exhibit C.

     Each of the other Nominees has entered into a Power of Attorney authorizing John D. Lori to file statements on Schedule 13D on their behalf. A copy of the form of Power of Attorney is attached hereto as Exhibit D.

     Each of the Nominees has executed a consent to being nominated for election as a director of the Company and to serve as a director of the Company if elected at the Annual Meeting. The consents executed by each of the Nominees are attached hereto as Exhibit E. The Indemnity Agreements, the Filing Agreement, the Powers of Attorney and the Consents are the sole arrangements or understandings between each Nominee and any other person pursuant to which the Nominee was selected as a Nominee.

     JDL Partners reserves the right to nominate substitute or additional persons in the event that (1) the Board is expanded beyond its current size and/or (2) any of the current Nominees is unable for any reason (including by reason of the taking or announcement of any action that has, or if consummated would have, the effect of disqualifying any such Nominee) to serve as a director.

     Exhibit F sets forth the name of any of JDL Partners, the Related Parties and Nominees that purchased or sold securities within the previous two years, the dates of the transactions and the amounts purchased or sold. Except as set forth on Exhibit F, none of the foregoing purchased or sold any securities within the previous two years.

     Except as disclosed herein, none of JDL Partners, the Related Parties or any of the Nominees: (i) owns any securities of the Company, or any parent or subsidiary of the Company, of record but not beneficially; (ii) owns beneficially or of record, directly or indirectly, any securities of any parent or subsidiary of the Company; (iii) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates; (iv) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (v) has, nor has any of their associates, nor has any member of their immediate families, engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the persons listed in Item 404(a) of Regulation S-K ("Regulation S-K") had, or will have, a direct or indirect material interest; (vi) has, nor has any of their associates or members of their immediate family, been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000; (vii) has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon except to the extent of their respective interests as shareholders of the Company and each Nominee's interest in being nominated and elected a director; (viii) has borrowed or otherwise obtained any funds for the purpose of acquiring or holding any securities of the Company; (ix) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to,

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 19 of 39 Pages
----------------------------                              ----------------------


joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (x) has, during the past 10 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(xi) has, during the past 5 years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K. The term "associates" shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Exchange Act. The term "members of their immediate family" shall have the meaning as that term is defined in Instruction 2 to Item 404(a) of Regulation S-K. Except as otherwise set forth in this notice, there are no material proceedings in which any of JDL Partners, the Related Parties, the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which any of JDL Partners, the Related Parties, the Nominees or their respective associates have a material interest adverse to the Company or any of its subsidiaries. None of the Nominees has ever held any office or positions with the Company. Except as otherwise set forth in this notice, none of the Nominees or any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to other plans or other compensation from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K. None of the Nominees are or have been employed by a corporation or organization that is a parent, subsidiary or affiliate of the Company.

     Except as otherwise set forth in this notice, none of the relationships regarding the Nominees described in Item 404(b) of Regulation S-K exists or has existed. There are no relationships involving any of the Nominees or any of their associates that would have required disclosure under Item 402(j) of Regulation S-K had the Nominees been directors of the Company. There are no family relationships (as defined in Section 401(d) of Regulation S-K) between any Nominee and any other Nominee, any director or executive officer of the Company or person nominated by the Company to become a director or executive officer. Except as set forth in this notice, none of the Nominees is a director in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any other company registered as an investment company under the Investment Company Act of 1940, as amended. Except as otherwise set forth herein, none of the Nominees, the Related Parties, JDL Partners or any of their respective associates owns of record or beneficially, directly or indirectly, any securities of the Company.

     If JDL Partners proceeds with a solicitation of proxies in support of the nominations and proposals, it is anticipated that JDL Partners, the Related Parties, the Nominees, would be participants in such solicitation, and would engage a proxy solicitation agent pursuant to an agreement the terms of which, including without limitation the fees and number of employees to be employed for such solicitation, would be agreed upon at the time of such engagement. The business address of each such employee would be the same as that of the proxy solicitation agent.

     JDL Partners would bear the cost of any such proxy solicitation, but would intend to seek reimbursement for the cost of any such solicitation from the Company if any of the Nominees are elected as directors. JDL Partners does not intend to seek shareholder approval for such reimbursement. While no precise estimate of this cost can be made at the present time, JDL Partners currently estimates that they would spend a total of approximately $50,000-$100,000 for such solicitation of proxies, including expenditures for attorneys, proxy solicitation agents, and advertising, public relations, printing, transportation and related expenses. As of the date hereof, JDL Partners has not incurred any solicitation expenses. In addition to soliciting proxies by mail, proxies may be solicited in person, by telephone, facsimile, delivery service or email, on internet websites, through advertisements or otherwise.

     The information included herein and in the exhibits attached hereto represents JDL Partners' best knowledge as of the date hereof. JDL Partners reserves the right, in the event such information shall be or become inaccurate, through action or inaction by the Company or otherwise, to provide corrective information to the Company as soon as reasonably practicable, although JDL Partners does not commit to update any information which may change from and after the date hereof. If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any Nominee, or if any individual Nominee shall be unable to serve for any reason, this notice shall continue to be effective with respect to the remaining Nominees and proposals and as to any replacement Nominees or proposals selected by JDL Partners.

     In addition, JDL Partners requests written notice as soon as practicable of any alleged defects in this notice and reserves the right, following receipt of such notice, to challenge and/or attempt to cure any such alleged defect.

                              Sincerely,

                              JDL PARTNERS, LP

                              By: JDL Capital, LLC,
                              General Partner

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 20 of 39 Pages
----------------------------                              ----------------------


                              By: /s/ John D. Lori
                              ----------------------------------------
                              John D. Lori, Managing Member

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 21 of 39 Pages
----------------------------                              ----------------------


                                    Exhibit A

                              NOMINEE INFORMATION

John  D.  Lori,  age 37.  Mr. Lori's present principal occupation since February
2004 has been serving as the managing member of JDL Capital. The principal business of JDL Capital is serving as an investment management firm and serving as the general partner of JDL Partners, an investment limited partnership. Mr. Lori's, JDL Capital's and JDL Partners' principal business address is 106 Seventh Street, Suite 202, Garden City, New York 11530. From September 1997 to February 2004, Mr. Lori was a Managing Director - Portfolio Manager at U.S. Trust, an investment management company. Mr. Lori's residence address is 32 Whitehall Boulevard, Garden City, New York 11530.

David S. Dillmeier, age 37. Mr. Dillmeier's present principal occupation since February 2002 is serving as a principal of Dillmeier Glass Company, Inc., a glass fabricator. Mr. Dillmeier's and Dillmeier Glass Company, Inc.'s principal business address is 2617 Midland Boulevard, Fort Smith, Arkansas 72904. From March 2000 to January 2002, Mr. Dillmeier was a sales manager of Leggett & Platt, a store fixture manufacturer. Mr. Dillmeier's residence address is 97 Wyatt Road, Garden City, New York 11530.

Mark A. Goodman, age 64. Dr. Goodman's present principal occupation since 1975 has been as a Cardiologist-Physician and serving as President of Cardiovascular Medical Associates, P.C., a medical practice. Dr. Goodman's and Cardiovascular Medical Associates, P.C.'s principal business address is 975 Stewart Avenue, Garden City, New York 11530. Dr. Goodman's residence address is 5 Fox Meadow Court, Woodbury, New York 11797. Since March 2004, Dr. Goodman served as a Director of Interpharm Holdings, Inc., an American Stock Exchange listed generic pharmaceutical company.

Sean McCarthy, age 39. Mr. McCarthy's present principal occupation since October 1992 has been as an insurance agent with State Farm Insurance, an insurance company. Mr. McCarthy's principal business address is 1100 Stewart Avenue, Garden City, New York 11530. State Farm Insurance's principal business address is One State Farm Plaza, Bloomington, Illinois 61710. Mr. McCarthy's residence address is 50 Whitehall Boulevard, Garden City, New York 11530.

Edward McCoyd, age 62. Mr. McCoyd's present principal occupation since March 2000 is serving as a partner of McCoyd, Parkas & Ronan LLP, a law firm. Mr. McCoyd's and McCoyd, Parkas & Ronan LLP's principal business address is 1100 Franklin Avenue, Garden City, New York 11530. Mr. McCoyd's residence address is 9 Westbury Road, Garden City, New York 11530.

Michael McGee, age 55. Mr. McGee's present principal occupation since September 1994 has been as a member of Litchfield Investment Company L.L.C., an owner of nursing homes. Mr. McGee's and Litchfield Investment Company L.L.C.'s principal business address is 24 Bank Street, New Milford, Connecticut 06776. Mr. McGee's residence address is 5 Davison Lane West, West Islip, New York 11795.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 22 of 39 Pages
----------------------------                              ----------------------


                                    Exhibit B

                           FORM OF INDEMNITY AGREEMENT


                                        December 13, 2005


[Name of each nominee]
106 Seventh Street, Suite 202
Garden City, NY 11530

               Re: Quipp, Inc.

Dear [Name of each nominee]:

          Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Quipp, Inc. ("Quipp") in the proxy solicitation that JDL Partners, LP (the "Participant") is considering undertaking to nominate and elect directors at the Quipp 2006 Annual Meeting of Stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). Your outstanding qualifications, we believe, will prove a valuable asset to Quipp and all of its stockholders. This letter will set forth the terms of our agreement.

1. The Participant shall pay all costs of the proxy solicitation to be conducted by the Participant in connection with the Annual Meeting (the "Proxy Contest"); provided however that the Participant reserves the right to seek reimbursement for such costs from Quipp.

2. You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the slate and later change their minds and determine not to seek election. Accordingly, the Participant is relying upon your agreement to seek nomination. In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the Participant with information necessary for the Participant to make appropriate disclosures both to Quipp and for use in creating the proxy material to be sent to shareholders of Quipp that will be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. The Participant has also enclosed a form letter (the "Consent Letter") to Quipp informing Quipp that you consent to being a nominee of the Participant for the election as a director of Quipp and, if elected, consent to serve as a director of Quipp.

3. The Participant agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the proxy solicitation by the Participant and any related transactions, irrespective of the outcome; provided, that this indemnification agreement and all of the Participant's
--------
obligations hereunder may be terminated by the Participant in its sole discretion, in the event that you withdraw as a Nominee. This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the proxy solicitation by the Participant and any related transactions.

     Nothing herein shall be construed to provide you an indemnity: (i) for any actions taken by you as a director of Quipp, if you are elected, (ii) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the nominees contemplated by the Participant; (iii) if you acted in a manner which constitutes gross negligence or willful misconduct; (iv) if the claim results from any misstatement or omission of material fact in your Questionnaire; or (v) in the event you are deemed to beneficially own any shares of Quipp other than those beneficially owned by the Participant (without the prior written consent of the Participant). In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Participant written notice of such claim or Loss. Upon receipt of such written notice, the Participant will provide you with counsel to represent you. In addition, you will be reimbursed promptly for all Losses suffered by you and for all reasonable out-of-pocket expenses incurred by you relating to the proxy solicitation and any related transactions. The Participant shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 23 of 39 Pages
----------------------------                              ----------------------


consent. However, the Participant may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

4. Each of us recognizes that should you be elected to the Board of Directors of Quipp all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties to the shareholders of Quipp and, as a result, that there is, and can be, no agreement between you and the Participant which governs the decisions which you will make as a director of Quipp.

5. This letter sets forth the entire agreement between the Participant and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the Participant and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

          If you agree to the foregoing terms, please sign below to indicate your acceptance.


                              Very  truly  yours,

                              JDL  PARTNERS,  LP

                              By:  JDL  Capital,  LLC,
                              General  Partner


                              By:
                                 -------------------------------
                              John  D.  Lori,  Managing  Member

ACCEPTED  AND  AGREED:


-------------------------
[Name  of  each  nominee]

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 24 of 39 Pages
----------------------------                              ----------------------


                                    Exhibit C

                              AMENDED AND RESTATED
                             JOINT FILING AGREEMENT

          WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Quipp, Inc., a Florida corporation ("Quipp");

          WHEREAS, each of the undersigned wish to form a group (the "Group"; of the natural persons within the Group, the "Nominees") with regard to the investment of JDL Partners, LP, a limited partnership organized in the State of Delaware ("JDL Partners") in Quipp.

          NOW, IT IS AGREED, this 13th day of December, 2005 by the parties hereto:

          1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Quipp.

          2. So long as this agreement is in effect, each of the undersigned agrees not to become the beneficial owner of any shares of stock of Quipp other than those beneficially owned by JDL Partners, without the prior written consent of JDL Partners. Immediately prior to becoming a beneficial owner of any such shares without such consent, this agreement will be terminated with respect to such person.

          3. JDL Partners hereby agrees to bear all expenses incurred in connection with the Group's activities. Notwithstanding the foregoing, JDL Partners shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without JDL Partners' prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without JDL Partners' prior written approval; or (iv) the costs of any counsel, other than Matthew J. Day, Esq. ("Attorney"), employed in connection with any pending or threatened litigation without JDL Partners' prior written approval.

          4. Each of the undersigned agrees to solicit proxies for the election of the Nominees, or any other person(s) nominated by JDL Partners, to the Board of Directors of Quipp at the Annual Meeting.

          5. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.

     6. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

          7. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

          8. Any party hereto may terminate his obligations under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Matthew J. Day, Esq., Fax No. (212) 614-9635.

          9. Each party acknowledges that Attorney shall act as counsel for both the Group and JDL Partners.

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 25 of 39 Pages
----------------------------                              ----------------------


          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Dated:  December  13,  2005

JDL PARTNERS, LP

By: JDL Capital, LLC,
    General Partner


By: /s/ John D. Lori                           /s/ Dr. Mark Goodman
    -----------------------------              -----------------------------
    John D. Lori, Managing Member              Dr. Mark Goodman

JDL CAPITAL, LLC


By: /s/ John D. Lori                           /s/ Sean McCarthy
    -----------------------------              -----------------------------
    John D. Lori, Managing Member              Sean McCarthy


/s/ John D. Lori                               /s/ Edward McCoyd
---------------------------------              -----------------------------
John D. Lori                                   Edward McCoyd


/s/ David Dillmeier                            /s/ Michael McGee
---------------------------------              -----------------------------
David Dillmeier                                Michael McGee

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 26 of 39 Pages
----------------------------                              ----------------------


                                    Exhibit D

                            FORM OF POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints John D. Lori, signing singly, the undersigned's true and lawful attorney-in-fact to:

     1. execute for and on behalf of the undersigned Statements on Schedule 13D, together with any amendment or amendments thereto, with respect to securities of Quipp, Inc., in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the rules thereunder ( "Exchange Act Rules");

     2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statements on Schedule 13D, complete and execute any amendment or amendments thereto, and file such form or statement with the United States Securities and Exchange Commission, any stock exchange or similar authority and deliver copies to any other person or persons required by the Exchange Act or the Exchange Act Rules; and

     3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Exchange Act or the Exchange Act Rules thereunder.

     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of December, 2005.


-----------------
[Name of nominee]

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 27 of 39 Pages
----------------------------                              ----------------------


                                    Exhibit E
                              CONSENTS OF NOMINEES

                                  John D. Lori
                          106 SEVENTH STREET, SUITE 202
                              GARDEN CITY, NY 11530


                                        December  13,  2005


Quipp,  Inc.
4800 N.W. 157th Street
Miami, Florida 33014
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by JDL Partners of its intention to nominate the undersigned as a director of Quipp, Inc.("Quipp") at the Quipp 2006 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of Quipp and (iii) serving as a director of Quipp if elected at the Annual Meeting.


                              Very  truly  yours,

                              /s/  John  D.  Lori

                              John  D.  Lori

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 28 of 39 Pages
----------------------------                              ----------------------


                                David Dillmeier
                          106 SEVENTH STREET, SUITE 202
                              GARDEN CITY, NY 11530


                                        December  13,  2005


Quipp,  Inc.
4800 N.W. 157th Street
Miami, Florida 33014
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by JDL Partners of its intention to nominate the undersigned as a director of Quipp, Inc.("Quipp") at the Quipp 2006 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of Quipp and (iii) serving as a director of Quipp if elected at the Annual Meeting.


                              Very  truly  yours,

                              /s/  David  Dillmeier

                              David  Dillmeier

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 29 of 39 Pages
----------------------------                              ----------------------


                                Mark A. Goodman
                          106 SEVENTH STREET, SUITE 202
                              GARDEN CITY, NY 11530


                                        December  13,  2005


Quipp,  Inc.
4800 N.W. 157th Street
Miami, Florida 33014
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by JDL Partners of its intention to nominate the undersigned as a director of Quipp, Inc.("Quipp") at the Quipp 2006 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of Quipp and (iii) serving as a director of Quipp if elected at the Annual Meeting.


                              Very  truly  yours,

                              /s/  Mark  A.  Goodman

                              Mark  A.  Goodman

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 30 of 39 Pages
----------------------------                              ----------------------


                                  Sean McCarthy
                          106 SEVENTH STREET, SUITE 202
                              GARDEN CITY, NY 11530


                                        December  13,  2005


Quipp,  Inc.
4800 N.W. 157th Street
Miami, Florida 33014
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by JDL Partners of its intention to nominate the undersigned as a director of Quipp, Inc.("Quipp") at the Quipp 2006 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of Quipp and (iii) serving as a director of Quipp if elected at the Annual Meeting.


                              Very  truly  yours,

                              /s/  Sean  McCarthy

                              Sean  McCarthy

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 31 of 39 Pages
----------------------------                              ----------------------


                                  Edward McCoyd
                          106 SEVENTH STREET, SUITE 202
                              GARDEN CITY, NY 11530


                                        December  13,  2005


Quipp,  Inc.
4800 N.W. 157th Street
Miami, Florida 33014
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by JDL Partners of its intention to nominate the undersigned as a director of Quipp, Inc.("Quipp") at the Quipp 2006 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of Quipp and (iii) serving as a director of Quipp if elected at the Annual Meeting.


                              Very  truly  yours,

                              /s/  Edward  McCoyd

                              Edward  McCoyd

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 32 of 39 Pages
----------------------------                              ----------------------


                                  Michael McGee
                          106 SEVENTH STREET, SUITE 202
                              GARDEN CITY, NY 11530


                                        December  13,  2005


Quipp,  Inc.
4800 N.W. 157th Street
Miami, Florida 33014
Attention:  Corporate  Secretary

Gentlemen:

          You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by JDL Partners of its intention to nominate the undersigned as a director of Quipp, Inc.("Quipp") at the Quipp 2006 Annual Meeting of Stockholders or other meeting of stockholders held in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of Quipp and (iii) serving as a director of Quipp if elected at the Annual Meeting.


                              Very  truly  yours,

                              /s/  Michael  McGee

                              Michael  McGee

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 33 of 39 Pages
----------------------------                              ----------------------


                                    Exhibit F
                     PURCHASES AND SALES OVER PAST TWO YEARS

The following table sets forth the name of each of JDL Partners, the Related Parties and Nominees who purchased or sold Common Stock within the previous two years, the dates of the transactions and the amounts purchased or sold:

JDL Partners:

     Trade Date       Quantity Purchased or (Sold)
          8/2/2004                             400
          8/3/2004                             700
          8/5/2004                             300
          8/9/2004                            2700
         8/10/2004                             200
         8/18/2004                             500
         8/27/2004                             200
         8/30/2004                             300
         8/31/2004                            1000
         9/10/2004                            3296
         9/14/2004                            2900
         9/17/2004                           13000
         9/21/2004                            1100
         9/23/2004                             500
        10/19/2004                             500
        10/28/2004                            1765
        10/28/2004                             700
         11/1/2004                            1250
        11/18/2004                            1585
        11/23/2004                            1000
         12/6/2004                           18622
         12/8/2004                             300
         12/9/2004                             400
        12/13/2004                            3600
        12/31/2004                            1000
         1/10/2005                            1500
         1/11/2005                            1000
         1/12/2005                            1400
         1/13/2005                            1100
         1/14/2005                            1000
         1/18/2005                            1200
         1/19/2005                            1371
         1/20/2005                            3400
         1/21/2005                            9200
         1/25/2005                             500
         1/31/2005                            2900
          2/2/2005                             300
          2/4/2005                             796
          3/4/2005                            5000
         3/18/2005                            4500


----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 34 of 39 Pages
----------------------------                              ----------------------


         3/31/2005                            3185
          4/5/2005                             800
          5/9/2005                             500
         5/17/2005                            7499
          6/1/2005                             380
         6/10/2005                             100
         6/30/2005                             614
          7/5/2005                             600
          7/7/2005                             600
         7/20/2005                           25277
         7/22/2005                            9460

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 35 of 39 Pages
----------------------------                              ----------------------


                                  Exhibit (g)
                                  -----------

                                POWER OF ATTORNEY

        Know all by these presents, that the undersigned hereby constitutes and appoints John D. Lori, signing singly, the undersigned's true and lawful attorney-in-fact to:

        1. execute for and on behalf of the undersigned Statements on Schedule 13D, together with any amendment or amendments thereto, with respect to securities of Quipp, Inc., in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the rules thereunder ( "Exchange Act Rules");

        2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statements on Schedule 13D, complete and execute any amendment or amendments thereto, and file such form or statement with the United States Securities and Exchange Commission, any stock exchange or similar authority and deliver copies to any other person or persons required by the Exchange Act or the Exchange Act Rules; and

        3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Exchange Act or the Exchange Act Rules thereunder.

        This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of December, 2005.


/s/ David S. Dillmeier
--------------------------
David S. Dillmeier

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 36 of 39 Pages
----------------------------                              ----------------------


                                POWER OF ATTORNEY

        Know all by these presents, that the undersigned hereby constitutes and appoints John D. Lori, signing singly, the undersigned's true and lawful attorney-in-fact to:

        1. execute for and on behalf of the undersigned Statements on Schedule 13D, together with any amendment or amendments thereto, with respect to securities of Quipp, Inc., in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the rules thereunder ( "Exchange Act Rules");

        2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statements on Schedule 13D, complete and execute any amendment or amendments thereto, and file such form or statement with the United States Securities and Exchange Commission, any stock exchange or similar authority and deliver copies to any other person or persons required by the Exchange Act or the Exchange Act Rules; and

        3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Exchange Act or the Exchange Act Rules thereunder.

        This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of December, 2005.


/s/ Mark A. Goodman
--------------------------
Mark A. Goodman

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 37 of 39 Pages
----------------------------                              ----------------------


                                POWER OF ATTORNEY

        Know all by these presents, that the undersigned hereby constitutes and appoints John D. Lori, signing singly, the undersigned's true and lawful attorney-in-fact to:

        1. execute for and on behalf of the undersigned Statements on Schedule 13D, together with any amendment or amendments thereto, with respect to securities of Quipp, Inc., in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the rules thereunder ( "Exchange Act Rules");

        2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statements on Schedule 13D, complete and execute any amendment or amendments thereto, and file such form or statement with the United States Securities and Exchange Commission, any stock exchange or similar authority and deliver copies to any other person or persons required by the Exchange Act or the Exchange Act Rules; and

        3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Exchange Act or the Exchange Act Rules thereunder.

        This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of December, 2005.


/s/ Sean McCarthy
--------------------------
Sean McCarthy

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 38 of 39 Pages
----------------------------                              ----------------------


                                POWER OF ATTORNEY

        Know all by these presents, that the undersigned hereby constitutes and appoints John D. Lori, signing singly, the undersigned's true and lawful attorney-in-fact to:

        1. execute for and on behalf of the undersigned Statements on Schedule 13D, together with any amendment or amendments thereto, with respect to securities of Quipp, Inc., in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the rules thereunder ( "Exchange Act Rules");

        2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statements on Schedule 13D, complete and execute any amendment or amendments thereto, and file such form or statement with the United States Securities and Exchange Commission, any stock exchange or similar authority and deliver copies to any other person or persons required by the Exchange Act or the Exchange Act Rules; and

        3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Exchange Act or the Exchange Act Rules thereunder.

        This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of December, 2005.


/s/ Edward McCoyd
--------------------------
Edward McCoyd

----------------------------                              ----------------------
     CUSIP NO. 748802105                13D                  Page 39 of 39 Pages
----------------------------                              ----------------------


                                POWER OF ATTORNEY

        Know all by these presents, that the undersigned hereby constitutes and appoints John D. Lori, signing singly, the undersigned's true and lawful attorney-in-fact to:

        1. execute for and on behalf of the undersigned Statements on Schedule 13D, together with any amendment or amendments thereto, with respect to securities of Quipp, Inc., in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the rules thereunder ( "Exchange Act Rules");

        2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Statements on Schedule 13D, complete and execute any amendment or amendments thereto, and file such form or statement with the United States Securities and Exchange Commission, any stock exchange or similar authority and deliver copies to any other person or persons required by the Exchange Act or the Exchange Act Rules; and

        3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Exchange Act or the Exchange Act Rules thereunder.

        This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of December, 2005.


/s/ Michael McGee
--------------------------
Michael McGee